# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AMPERCAP ACQUISITION COMPANY, CIK 0002101393
CUSIP: G0344N107
Title of class of securities: Ordinary Shares, par value $0.0001
Address of issuer's principal executive offices: 12 East 49th Street, 18th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 06/04/2026
Filed by CIK 0002114132
Persons authorized to receive notices and communications: Harish Dadoo Gonzalez, 12 East 49th Street, 18th Floor, New York, New York (NY), 10017, (917) 907-1171

## Reporting persons
- AmperSPAC LLC (CIK 0002114132): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 3,914,079; shared voting power 0; sole dispositive power 3,914,079; shared dispositive power 0; aggregate amount beneficially owned 3,914,079 (19.61% of the class)
  Comment: Includes (i) 3,631,667 of the Issuer's (as defined below) ordinary shares, $0.0001 par value, as more fully described under the heading "Description of Securities-- Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333- 294363) and (ii) 282,412 ordinary shares included in private placement units (each unit consisting of one ordinary share of the Issuer and one right to receive one-tenth (1/10) of an ordinary share upon the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement (as defined below) by and between AmperSPAC LLC and the Issuer. Excludes 28,241 ordinary shares which will be issued upon the conversion of 282,412 rights upon the consummation of the Issuer's initial business combination.
- Harish Dadoo Gonzalez (CIK 0002114130): type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,914,079; sole dispositive power 0; shared dispositive power 3,914,079; aggregate amount beneficially owned 3,914,079 (19.61% of the class)
  Comment: Includes (i) 3,631,667 of the Issuer's (as defined below) ordinary shares, $0.0001 par value, as more fully described under the heading "Description of Securities-- Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333- 294363) and (ii) 282,412 ordinary shares included in private placement units (each unit consisting of one ordinary share of the Issuer and one right to receive one-tenth (1/10) of an ordinary share upon the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement (as defined below) by and between AmperSPAC LLC and the Issuer. Excludes 28,241 ordinary shares which will be issued upon the conversion of 282,412 rights upon the consummation of the Issuer's initial business combination.
- Alberto Gutierriez Pier (CIK 0002111882): type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,914,079; sole dispositive power 0; shared dispositive power 3,914,079; aggregate amount beneficially owned 3,914,079 (19.61% of the class)
  Comment: Includes (i) 3,631,667 of the Issuer's (as defined below) ordinary shares, $0.0001 par value, as more fully described under the heading "Description of Securities-- Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333- 294363) and (ii) 282,412 ordinary shares included in private placement units (each unit consisting of one ordinary share of the Issuer and one right to receive one-tenth (1/10) of an ordinary share upon the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement (as defined below) by and between AmperSPAC LLC and the Issuer. Excludes 28,241 ordinary shares which will be issued upon the conversion of 282,412 rights upon the consummation of the Issuer's initial business combination.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001
Name of issuer: AMPERCAP ACQUISITION COMPANY
Address of issuer's principal executive offices: 12 East 49th Street, 18th Floor, New York, New York (NY), 10017

## Item 2. Identity and Background
Name of person filing: This statement is filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"): (i) AmperSPAC LLC ("Sponsor"), which is the holder of record of approximately 19.61% of the issued and outstanding ordinary shares (19,958,575) based on the number of ordinary shares (3,914,079) held of record as of June 11, 2026; (ii) Harish Dadoo Gonzalez, the Issuer's Co-Chief Executive Officer, Chief Financial Officer and Director; and (iii) Alberto Gutierriez Pier, the Issuer's Co-Chief Executive Officer and Chairman. Harish Dadoo Gonzalez and Alberto Gutierriez Pier are Managing Members of Sponsor. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Residence or business address: The address for the principal business office of each Reporting Person is c/o AmperCap Acquisition Company, 12 East 49th Street, 18th Floor, New York, NY 10017.
Present principal occupation or employment: Mr. Harish Dadoo Gonzalez is the Issuer's Co-Chief Executive Officer, Chief Financial Officer and Director and Mr. Alberto Gutierriez Pier is the Issuer's Co-Chief Executive Officer and Chairman and both of them are the managing members of the Sponsor. The principal business of the Sponsor is to act as the Issuer's sponsor.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Sponsor is organized under the laws of the State of Delaware. Mr. Harish Dadoo Gonzalez and Mr. Alberto Gutierriez Pier are citizens of Mexico.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price for the Founder Shares (as defined below) was $25,000. The aggregate purchase price of the Placement Units (as defined below) was $5,676,250. The source of these funds was the working capital of Sponsor.

## Item 4. Purpose of Transaction
Purpose of transaction:
Founder Shares

On January 6, 2026, the Sponsor acquired an aggregate of 4,791,667 ordinary shares, for $25,000, or approximately $0.005 per share (including an aggregate of up to 625,000 shares subject to forfeiture depending on the extent to which the underwriters' over-allotment option is exercised) ("Founder Shares"), pursuant to the Securities Subscription Agreement dated as of January 6, 2026 between the Sponsor and the Issuer (the "Founder Share Purchase Agreement") as more fully described in Item 6 of this Section 13D, which information is incorporated by reference. On June 4, 2026, upon the consummation of the initial public offering ("IPO") of the Issuer and the third-party investors purchasing 127,500 private placement units from the Issuer, Sponsor transferred an aggregate of 1,147,500 Founder Shares to such third-party investors on the same day. On June 10, 2026, the underwriters partially exercised their over-allotment option in connection with the IPO and as a result, 12,500 Founder Shares were forfeited by the Sponsor. As a result of the foregoing, Sponsor holds 3,631,667 Founder Shares of the Issuer as of June 11, 2026.

Private Placement Units

On June 2, 2026, simultaneously with the consummation of the Issuer's IPO, the Sponsor purchased 247,500 private placement units ("Placement Units") of the Issuer at $10.00 per Placement Unit, pursuant to a Private Placement Units Purchase Agreement, dated as of June 2, 2026, by and between the Issuer and the Sponsor (the "Private Placement Units Purchase Agreement"), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one ordinary share ("Placement Share") and one right to receive one-tenth (1/10) of one ordinary share upon the consummation of the Issuer's business combination ("Business Combination") ("Placement Share Right"). On June 10, 2026, the underwriters partially exercised their over-allotment option in connection with the IPO and as a result, Sponsor received an additional 34,912 Placement Units. As a result, Sponsor holds 282,412 Placement Units as of June 11, 2026. The foregoing description of the Founder Share Purchase Agreement and the Private Placement Units Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreements, which are attached as exhibits hereto and incorporated herein by reference. The ordinary shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the ordinary shares from time to time and, subject to certain restrictions, may dispose of any or all of the ordinary shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below. Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D. With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have agreed (A) to vote their shares in favor of any proposed Business Combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial Business Combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of ordinary shares beneficially owned by the Reporting Persons (on the basis of a total of 19,958,575 ordinary shares, including (i) 14,337,500 ordinary shares included in the units issued in the IPO, (ii) 5,053,450 founder shares, (iii) 567,625 ordinary shares included in the Placement Units, as reported by the Issuer in its Current Reports on Form 8-K, filed by the Issuer with the SEC on June 5, 2026 and June 11, 2026, respectively) are as follows:

Sponsor - Amount beneficially owned: 3,914,079 and Percentage: 19.61%;
Harish Dadoo Gonzalez - Amount beneficially owned: 3,914,079 and Percentage: 19.61%; and
Alberto Gutierriez Pier - Amount beneficially owned: 3,914,079 and Percentage: 19.61%.
Number of shares as to which each person has sole or shared power to vote or dispose:
The following sets forth, as of the date of this Schedule 13D, the aggregate number of ordinary shares and percentage of ordinary shares are beneficially owned by each of the Reporting Persons, as well as the number of ordinary shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 19,958,575 ordinary shares outstanding as of June 11, 2026, which includes:

(i) 14,337,500 ordinary shares included in the units issued in the IPO, (ii) 5,053,450 Founder Shares, (iii) 567,625 ordinary shares included in the Placement Units.

Reporting Person: AmperSPAC LLC
Amount beneficially owned: 3,914,079
Percent of class: 19.61%
Sole power to vote or to direct the vote: 3,914,079
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,914,079
Shared power to dispose or to direct the disposition: 0

Reporting Person: Harish Dadoo Gonzalez
Amount beneficially owned: 3,914,079
Percent of class: 19.61%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,914,079
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,914,079

Reporting Person: Alberto Gutierriez Pier
Amount beneficially owned: 3,914,079
Percent of class: 19.61%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,914,079
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,914,079

The securities reported above are held of record by Sponsor and consist of the Founder Shares and the Placement Shares.

Harish Dadoo Gonzalez and Alberto Gutierriez Pier are the Managing Members of AmperSPAC LLC, the Sponsor of the Issuer. Consequently, Mr. Dadoo Gonzalez and Mr. Gutierriez Pier may be each deemed to have beneficial ownership of the securities held of record by Sponsor.
Transactions in the class effected during the past sixty days: Neither Reporting Person has effected any transactions of the Issuer's ordinary shares during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D, which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Founder Share Purchase Agreement between the Issuer and the Sponsor

On January 6, 2026, the Sponsor paid $25,000, or approximately $0.005 per share, to cover certain of the Issuer's offering costs in exchange for 4,791,667 ordinary shares ("Founder Shares"). On June 4, 2026, upon the consummation of the initial public offering ("IPO") of the Issuer and the third-party investors purchasing 127,500 private placement units (regardless of whether the underwriters' over-allotment option is exercised ) from the Issuer, Sponsor transferred an aggregate of 1,147,500 Founder Shares to such third-party investors on the same day. On June 10, 2026, the underwriters partially exercised the over-allotment option in connection with the IPO and as a result, 12,500 Founder Shares were forfeited by the Sponsor. As a result of the foregoing, Sponsor holds 3,631,667 Founder Shares of the Issuer as of June 11, 2026.

The description of the Founder Share Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.10 to the Registration Statement on Form S-1 initially filed by the Issuer with the SEC on March 17, 2026 (and is incorporated by reference herein as Exhibit 10.1).

Private Placement Units Purchase Agreement between the Issuer and the Sponsor

On June 2, 2026, simultaneously with the consummation of the Issuer's IPO, the Sponsor purchased 247,500 Placement Units of the Issuer at $10.00 per Placement Unit, pursuant to a Private Placement Units Purchase Agreement, dated as of June 2, 2026, by and between the Issuer and the Sponsor. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Placement Units Purchase Agreement, which provides that such securities shall not be transferable, saleable or assignable until the consummation of the Issuer's initial Business Combination, subject to certain limited exceptions as described in the Letter Agreement (as defined below).

The description of the Private Placement Units Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 5, 2026 (and is incorporated by reference herein as Exhibit 10.2).

Letter Agreement

On June 2, 2026, Sponsor and the Issuer entered into a letter agreement (the "Letter Agreement") with other parties named thereunder ("Insiders"), pursuant to which Sponsor and each Insider who is member of the Issuer's board of directors and/or management team and third-party investors introduced by the Sponsor agreed to (i) vote all Founder Shares and any ordinary shares owned by it, him or her in favor of such proposed Business Combination, except that it, he or she shall not vote any ordinary shares that it, he or she purchased after the Issuer publicly announces its intention to engage in such proposed Business Combination for or against such proposed Business Combination and (ii) not redeem any ordinary shares owned by it, him or her in connection with such shareholder approval. If the Issuer seeks to consummate a proposed Business Combination by engaging in a tender offer, the Sponsor and each Insider agree that it, he or she will not sell or tender any ordinary shares owned by it, him or her in connection herewith. The Sponsor and each Insider who is member of the Issuer's board of directors and/or management team agree that, in the event that the Issuer fails to consummate a Business Combination by the date that is 21 months after the closing of the IPO, or such earlier liquidation date as the Issuer's board of directors may approve, or such later date as the Issuer's shareholders may approve, the Sponsor and each Insider who is member of the Issuer's board of directors and/or management team shall take all reasonable steps to cause the Issur to (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, subject to lawfully available funds therefor, redeem 100% of the ordinary shares sold as part of the units in the IPO, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (which interest shall be net of taxes payable and less up to $100,000 of interest to pay dissolution expenses), divided by the number of public hares then in issue, which redemption will completely extinguish the public shareholders' rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Issuer's remaining shareholders and the Issuer's board of directors, dissolve and liquidate, subject in each case to the Issuer's obligations under Cayman Islands law to provide for claims of creditors and other requirements of applicable law. The Sponsor and the Insiders agree to not propose any amendment to the amended and restated memorandum and articles of association, as may be amended from time to time (the "Memorandum and Articles"), not for the purposes of approving, or in conjunction with the consummation of, a Business Combination (A) to modify the substance or timing of the Issuer's obligation to allow redemption in connection with a Business Combination or to redeem one hundred per cent (100%) of the public shares if the Issuer has not consummated a Business Combination within the 21-month period or (B) with respect to any other material provisions relating to the rights of holders of ordinary shares or pre-initial Business Combination activity, unless the Issuer provides its public shareholders with the opportunity to redeem their public shares upon effectiveness of any such amendment at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the trust account and not previously released to the Issuer to pay its taxes, divided by the number of public shares then in issue, subject to applicable law. The Sponsor and each Insider acknowledges that it, he or she will not be entitled to rights to liquidating distributions from the trust account with respect to any Founder Shares or Private Placement Units held by it, him or her if the Issuer fails to complete a Business Combination within the 21-month period; although it, he or she will be entitled to liquidating distributions from the trust account with respect to any public shares it, he or she holds if the Issuer fails to complete a Business Combination within the prescribed time frame. The Sponsor and each Insider who is member of the Issuer's board of directors and/or management team and third-party investors introduced by the Sponsor hereby further acknowledge that it, he or she will not be entitled to (a) redemption rights with respect to any Founder Shares and Ordinary Shares held by it, him or her, in connection with the consummation of a Business Combination, or (b) redemption rights with respect to Founder Shares and Ordinary Shares held by it, him or her in connection with a shareholder vote to amend the Memorandum and Articles in the manner described above.

During the period commencing on the effective date of the Underwriting Agreement and ending 180 days after such date, the Sponsor and Insiders shall not, without the prior written consent of the underwriters, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations of the SEC promulgated thereunder, any units, ordinary shares, share rights or any securities convertible into, or exercisable, or exchangeable for, ordinary shares owned by him, her or it; provided, however, that the foregoing shall not apply to transfers to the Sponsor by the Insiders, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any units, ordinary shares, Founder Shares, share rights or any securities convertible into, or exercisable, or exchangeable for, ordinary shares owned by him, her or it, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii); and provided further, that the foregoing shall not apply to any units purchased or sold in the IPO by an Insider who acts as an underwriter in the IPO. If an Insider is an officer or director of the Issuer, such Insider further agrees that the forgoing restrictions shall be equally applicable to any issuer-directed units that such Insider may purchase in the IPO.

Subject to the exceptions set forth in the Letter Agreement, the Sponsor and each Insider agree not to (a) transfer any Founder Shares or the ordinary shares issuable upon conversion of the Founder Shares held by it, him or her until the earlier of (i) six months after the completion of a Business Combination, and (ii) the date on which the Issuer completes a liquidation, merger, share exchange or other similar transaction after the Issuer's initial Business Combination that results in all of the Issuer's shareholders having the right to exchange their ordinary shares for cash, securities or other property (the "Lock-up"); and (b) transfer any private placement units (including the underlying share rights, ordinary shares and the ordinary shares issuable upon conversion of the share rights) held by it, he or she until the completion of a Business Combination.

The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on June 5, 2026 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On June 2, 2026, in connection with the IPO, the Issuer, the Sponsor and other security holders entered into a registration rights agreement with the Issuer, pursuant to which the Sponsor was granted certain demand and "piggyback" registration rights, which will be subject to customary conditions and limitations. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 5, 2026 (and is incorporated by reference herein as Exhibit 10.4).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 Securities Subscription Agreement, dated as of January 6, 2026, by and between the Issuer and the Sponsor (incorporated herein by reference to Exhibit 10.10 to the Registration Statement on Form S-1 initially filed by the Issuer with the SEC on March 17, 2026.

Exhibit 10.2 Private Placement Units Purchase Agreement, dated June 2, 2026, between the Issuer and the Sponsor (incorporated herein by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed June 5, 2026).

Exhibit 10.3 Letter Agreement, dated June 2, 2026, by and among the Issuer, Sponsor, and each of its officers and directors of the Issuer, and the other parties signatory thereto (incorporated herein by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed June 5, 2026).

Exhibit 10.4 Registration Rights Agreement, dated June 2, 2026, by and among the Issuer, the Sponsor and other security holders (incorporated herein by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed June 5, 2026).

Exhibit 99.1 Joint Filing Agreement.

## Signatures
- AmperSPAC LLC: /s/ Harish Dadoo Gonzalez, Managing Member (06/11/2026)
- Harish Dadoo Gonzalez: /s/ Harish Dadoo Gonzalez, Harish Dadoo Gonzalez (06/11/2026)
- Alberto Gutierriez Pier: /s/ Alberto Gutierriez Pier, Alberto Gutierriez Pier (06/11/2026)